UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT 1)*


                             E-TREND NETWORKS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
                         (Title of Class of Securities)

                                  26924T 10 4
                                 (CUSIP Number)



             FAY M. MATSUKAGE, ESQ., 455 SHERMAN STREET, SUITE 300,
                         DENVER, CO 80203, 303-777-3737
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                DECEMBER 26, 2001
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26924T 10 4                                               PAGE 2 OF 4


                                  SCHEDULE 13D

 1   NAME OF REPORTING PERSON                                 TREVOR M. HILLMAN

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [  ]
     (See Instructions)                                            (b) [x ]


 3   SEC USE ONLY

 4   SOURCE OF FUNDS (See Instructions)
     PF

 5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                  [ ]

 6   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA


 NUMBER OF                 7            SOLE VOTING POWER
SHARES BENE                             160,000
 FICIALLY                  8            SHARED VOTING POWER
 OWNED BY                               0
   EACH                    9            SOLE DISPOSITIVE POWER
 REPORTING                              160,000
PERSON WITH                10           SHARED DISPOSITIVE POWER
                                        0



 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     160,000


 12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                                              [ ]


 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.0%


 14  TYPE OF REPORTING PERSON*
     IN


INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7              2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 26924T 10 4                                               PAGE 3 OF 4


ITEM 1.  SECURITY AND ISSUER.

Common shares

E-Trend Networks, Inc.
5919 - 3rd Street, S.E.
Calgary, Alberta
Canada T2H 1K3





ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name: Trevor M. Hillman

(b) Residence or business address: 46 Kirkwood Crescent, Red Deer, Alberta, Canada T4P 3P3

(c)      Present   principal   occupation:   businessman   -  President  of  VHQ
         Entertainment Inc., 6201 - 46th Avenue, Red Deer,  Alberta,  Canada T4N
         6Z1

(d)      Convictions in the last 5 years: None

(e)      Securities law violations in the last 5 years:  None

(f)      Citizenship: Canada

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

All funds used for the acquisition of the shares of the issuer were the personal investment funds of Trevor M. Hillman and no sums were borrowed from any source to make these acquisitions.

ITEM 4.  PURPOSE OF TRANSACTION.


Mr. Hillman initially acquired his shares in February 2001 to effect the share exchange and plan of reorganization between Cool Entertainment Inc. and E-Trend Networks, Inc. In December 2001, he effected a private sale of a portion of these shares.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


(a) Aggregate number of shares: 60,000 shares of common stock and options to purchase 100,000 shares of common stock which are immediately exercisable; 3.0%




(b) Number of shares with sole voting and dispositive power: 60,000 shares of common stock and options to purchase 100,000 shares of common stock which are immediately exercisable; 3.0%



(c) Transactions effected during the past 60 days: Effective December 26, 2001, Mr. Hillman sold 250,000 shares of common stock of E-Trend Networks, Inc. to The Game Holdings Ltd. for a total of $100,000.


(d)      Not applicable.

CUSIP NO. 26924T 10 4                                               PAGE 4 OF 4


(e) On December 26, 2001, Trevor Hillman ceased to be the beneficial owner of more than 5% of the class of securities.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


The Definitive Share Purchase Agreement among The Game Holdings Ltd., Garrett K. Krause, and Trevor M. Hillman sets forth the terms of purchase of 250,000 common shares for $0.40 per share. Payment of the purchase price is by means of a Promissory Note for $100,000 from The Game Holdings Ltd., guaranteed by Garrett
K. Krause. The purchased shares do not secure payment of the Note.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


The Definitive Share Purchase Agreement among The Game Holdings Ltd., Garrett K. Krause, and Trevor M. Hillman and the Promissory Note from The Game Holdings Ltd. and Garrett K. Krause are filed as exhibits.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 8, 2002                         /s/TREVOR M. HILLMAN
---------------                         ---------------------------------------
                                        Trevor M. Hillman